Exhibit 99.8

23 April 2008

Imperial Tobacco Group PLC announces divestment of fine cut and pipe tobacco brands

Imperial Tobacco Group PLC has agreed to divest a number of fine cut and pipe tobacco brands to Philip Morris International for a consideration of euro 254 million.

The divestment of a small number of brands in certain European markets was a condition of the European Commission’s approval of the Group’s acquisition of Altadis.

The divestment is subject to European Commission approval and includes the fine cut tobacco brands Interval, Bergerac, Santoya and Wervicq (France), Van Nelle (Italy and Canary Islands) and Picadura (Spain) and the pipe tobacco brands Bergerac (France) and Kilta (Finland).

As previously stated in the Group’s announcement on 18 October 2007, this divestment will not materially adversely affect the operational and financial performance of Imperial Tobacco.

Enquiries

Alex Parsons (Head of Corporate Communications)
Telephone: +44 (0) 117 933 7241

Simon Evans (Group Press Officer)
Telephone: +44 (0) 117 933 7375

John Nelson-Smith (Investor Relations Manager)
Telephone: +44 (0) 117 933 7032

Nicola Tate (Investor Relations Manager)
Telephone: +44 (0) 117 933 7082